Exhibit 99.1

CorpBanca Agrees to Merge with Itaú in Chile and to
Combine Businesses in Colombia

Transaction results in a leading banking platform for future expansion in
Latin America, specifically in Chile, Colombia, Peru, and Central America.

Santiago, Chile, January 29, 2014. CORPBANCA (NYSE:BCA; BCS: CORPBANCA), CorpGroup (CorpBanca´s holding company) and Itaú Unibanco announce that today they have entered into a definitive agreement to merge CorpBanca and Banco Itaú Chile in a stock-for-stock transaction. The transaction will create a new Chilean Bank that will operate under the Itaú name.  Through this merger, Itaú Unibanco and CorpBanca will combine their banking businesses in Chile and Colombia to create an Andean banking platform.

Following the closing of the transaction, Itaú Unibanco will be the controlling shareholder of the new merged Chilean Bank with a 33.58% ownership interest. Additionally, at closing, Itaú Unibanco and CorpGroup will sign a shareholders’ agreement to determine aspects related to corporate governance, transfer of shares and liquidity among others. The new Chilean Bank will control CorpBanca´s and Itaú Unibanco´s Colombian subsidiaries.

This transaction is subject to regulatory approvals from the Brazilian, Colombian, Chilean, Panamanian and United States regulators and also subject to Banco Itaú Chile’s and CorpBanca’s shareholders’ approval.

If approved, CorpBanca’s current shareholders will own 66.42% of the bank resulting from the merger of CorpBanca and Itaú Chile while Itaú Unibanco will own the remaining 33.58%. Prior to the closing of the merger, Itaú Unibanco will make a US$652 million equity infusion into Itaú Chile. Management expects to receive all required approvals by the end of the fourth quarter of 2014. CorpBanca anticipate that closing will occur shortly following the receipt of all required regulatory approvals.

CorpBanca will be the surviving entity. Under the merger agreement, Itaú Unibanco will exchange all of the shares of Banco Itaú Chile in exchange for 172,048MM newly issued shares in CorpBanca, representing a 33.58% direct stake of the Chilean Bank immediately following the closing. Following the closing, the new Chilean Bank will acquire and control 100% of Itaú Colombia.

Key corporate governance terms to be included in the shareholders’ agreement are related to the Board of Directors and senior management teams. The Board of Directors of the new Chilean Bank will be comprised of 11 directors and 2 alternate directors, while the Board of Directors of the Colombian bank will be comprised of 9 directors. CorpGroup will be entitled to appoint the Chairman of the Board of directors. CorpGroup expects to appoint Mr. Jorge Andrés Saieh to serve as Chairman of the new Board of Directors in Chile as of the closing.

The Chief Executive Officer of the new Chilean Bank will be appointed by Itaú Unibanco. Mr. Boris Buvinic, current CEO of Itaú Chile, is expected to be appointed as CEO of the new Chilean Bank effective as of the closing. Mr. Fernando Massú, current CEO of CorpBanca, will become a member of the new Board of Directors. Other senior management members will be appointed by the Board of Directors following recommendation of the Management and Talent Committee.

As a result of the partnership, the new Chilean Bank will enjoy several benefits, including:

●	Combined franchise will have a greater scale and resources to compete more effectively;

●	Greater market share in Chile by gross loans with approximately 12.4% market share (excluding gross loans from CorpBanca Colombia and Helm Bank);

Press Note January 29, 2014

●	Opportunity to partner with a premier Latin American franchise;

●	Ability to leverage Itaú Unibanco´s strong global client relationships;

●	Combined entity has the potential to generate significant synergies in Chile; and

●	Sustainable dividend flow supported by greater scale and earnings capability of the combined enterprise.

The transaction enables the creation of additional synergies through: (i) synergies related to optimization of cost structures; (ii) savings derived from enhanced branch network; (iii) relevant savings derived from scalable IT systems; (iv) the improvement in cost of funding; and (v) the ability to further leverage Tier I Capital.

The new Chilean Bank is expected to be the fourth largest private bank in Chile with US$43 billion in assets, US$33 billion in loans and US$27 billion in deposits. With this greater scale, the institution will be able to exploit various cross-selling opportunities and access funding at lower cost. Capital soundness of the new bank will be strengthened by the US$652 million capital increase that Itaú Unibanco will inject into Itaú Chile prior to the merger.

As a result of this merger, customers of all entities involved will have access to a greater array of product offerings as well as a more extensive branch network (217 branches in Chile and 172 branches in Colombia).

Conference Call & Webcast

CorpBanca will hold an investor update conference call later today, January 29th, 2014 at 1:30 pm (Santiago, Chile) & 11:30 am (EST US).

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “CorpBanca” to the operator.

A telephonic replay of the conference call will be available until February 5, 2014 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 2339939#

There will also be a live and then archived webcast of the conference call through the CorpBanca website at the following link: http://corpbanca.irwebpage.com/webcast_2014-Jan.html. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Itaú Unibanco

Itaú Unibanco is the largest private bank in Latin America and one of the largest banks in the world by market cap with a universal product offering and market-leading presence in Brazil. Itaú Unibanco’s Latin American footprint outside Brazil includes banking operations in Argentina, Chile, Colombia, Paraguay and Uruguay. The entity has a track record of delivering consistently strong financial results and outstanding ROEs.

Banco Itaú Unibanco entered the Chilean market with the acquisition of BankBoston’s operations in 2007. Its Chilean subsidiary is the largest outside of Brazil. In Chile, Itaú is the 7th largest privately owned bank with a 4.9% market share by loans and 6th largest by total deposits with also a 4.9% market share. Banco Itaú Chile operates in retail banking, commercial banking, global corporate banking, and treasury businesses and has a leading presence in the high-income segment (ABC1). In 2011, Itaú Chile acquired HSBC’s premium banking operations in Chile and strengthened its presence in the high-income segment. Its distribution network is comprised of 94 branches and 72 ATMs.

Press Note January 29, 2014

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA), is Chile’s oldest operating private bank founded in 1871. Based in Chile also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets exceed US$35 billion and the equity totaled US$3.4 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. By mid 2012 it acquired Banco Santander Colombia and in 2013 acquired Helm Bank in Colombia and Panamá.

As of November 30, 2013, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.7% market share on a consolidated basis and 7.4% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

As of October 31, 2013, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the fifth largest bank in Colombia in terms of total assets and in terms of total loans and the fourth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

Financial Advisors
Bank of America Merrill Lynch and Goldman, Sachs & Co. acted as financial advisors to CorpBanca.

Legal Counselors
Simpson Thacher & Bartlett, Claro and Posse Herrera participated in this transaction as legal counselors in the US, Chile and Colombia, respectively.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com

Press Note January 29, 2014